October 23, 2013

SUBMITTED VIA EDGAR

Jessica Barberich

Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-1090

Re:	Ashford Hospitality Prime, Inc.
Amendment No. 3 to Registration Statement on Form 10-12(b)
Filed September 24, 2013
File No. 001-35972

Dear Ms. Barberich:

Ashford Hospitality Prime, Inc. (“Ashford Prime”) has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 15, 2013 with respect to its Registration Statement on Form 10 (001-35972) that was filed on September 24, 2013 (the “Registration Statement”). On behalf of Ashford Prime, we respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Concurrently with the filing of this letter, Ashford Prime is filing, via EDGAR submission, Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement and the Information Statement also include other changes as well as certain exhibits that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the September 24, 2013 filing to facilitate the Staff’s review.

Adjustments to Pro Forma Combined Consolidated Statements of Operations, page F-11

1.	We note your revisions to adjustment (DD). Please further clarify the following:

•

You disclose that the base fee is subject to a minimum quarterly base fee. Please confirm that the amounts included in this adjustment are greater than the minimum fee required by the advisory agreement, or advise.

Jessica Barberich

October 23, 2013

•

You also note that the incentive fee cannot be calculated at this time. However, it is still unclear to us why you cannot calculate the incentive fee, if any, based on historical information and the terms of the new advisory agreement similar to the information and assumptions used in the base fee calculation. Please advise or revise.

We have revised footnote (DD) to reflect that the calculation of the base fee included in footnote (DD) reflects an estimated base fee greater than the minimum base fee provided for in the advisory agreement.

Upon further consideration, we have included an estimated pro forma adjustment for the incentive fee based upon the historical performance of Ashford Hospitality Trust, Inc. (“Ashford Trust”). We have included a pro forma adjustment for the incentive fee in our pro forma financial statements for the year ended December 31, 2012, and the assumptions we used in our calculation are described in footnote (EE).

2.	We note your revisions to adjustment (FF). Please tell us your basis for eliminating historical stock-based compensation and assuming no stock based compensation during the periods presented. It does not appear that eliminating stock-based compensation is factually supportable. Please advise or revise.

We have revised footnote (GG), which was previously footnote (FF), to indicate that historical stock-based compensation is not eliminated in this adjustment. As a result, the corporate general and administrative expense allocated to Ashford Prime includes a portion of the historical stock-based compensation of Ashford Trust.

3.	We note your revisions to adjustment (GG). It is still unclear how you calculated these amounts. Please advise or revise. Please address the amounts included for these expenses in the historical financial statements.

We have revised footnote (HH), which was previously footnote (GG), to further explain how these amounts were calculated.

* * *

Ashford Hospitality Prime, Inc. has authorized the undersigned to acknowledge, on behalf of the company, that, in connection with this response:

•	Ashford Prime is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10 (001-35972);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

Jessica Barberich

October 23, 2013

•	Ashford Prime may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For further clarity, please see Exhibit A, in which Ashford Prime has directly made the acknowledgments noted above. We respectfully submit the foregoing for your consideration in response to your comment letter dated October 15, 2013. If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling

Muriel C. McFarling

cc:	David A. Brooks
David Kimichik
Mark Nunneley

Exhibit A

October 23, 2013

Jessica Barberich

Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-1090

Re:	Ashford Hospitality Prime, Inc.
Amendment No. 3 to Registration Statement on Form 10-12(b)
Filed September 24, 2013
File No. 001-35972

Dear Ms. Barberich:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated October 15, 2013, in connection with the above-captioned Registration Statement on Form 10 (001-35972) (the “Registration Statement”) of Ashford Hospitality Prime, Inc. (“Ashford Prime”), Ashford Prime hereby acknowledges that:

•	Ashford Prime is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	Ashford Prime may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Muriel McFarling, at (214) 659-4461.

Very truly yours,

/s/ David A. Brooks

David A. Brooks

Chief Operating Officer and General Counsel